Exhibit 99.1
Ship Finance International Limited $400 MILLION SENIOR NOTES OFFERING November 2010

FORWARD LOOKING STATEMENTS This presentation contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission. These and other risks and uncertainties associated with an investment in our securities are described in the prospectus pursuant to which this offering is being made. The registration statement of which this prospectus is a part has been filed with the U.S. Securities and Exchange Commission and should be read in its entirety before making a decision to invest in our securities. 2

Summary Term Sheet Senior Unsecured Notes Issuer: Ship Finance International Limited (the “Company”). Bookrunners: Jefferies & Company and Goldman, Sachs & Co. Issue: $400 million Senior Unsecured Notes (the “Notes”). Maturity: November 2020. Placement Type: Registered. Use of Proceeds: Fund tender offer for existing notes, repay bank debt and general corporate purposes. Guarantees: The Notes will not be guaranteed by the Company’s existing and future subsidiaries. Covenants: Limited covenants with certain restrictions on (i) creating liens, (ii) merging or selling substantially all assets and (iii) transactions with affiliates. Optional Redemption: The Notes are not callable for life. Change of Control: Investor put at 101% of principal amount. 3

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Transaction Summary ($ Millions) Sources Uses New Senior Notes due 2020 $400.0 Redeem Senior Notes due 2013 $296.1 Repay Bank Loans 82.0 Tender Premium(1) 4.9 Fees & Expenses 7.4 Cash on Balance Sheet 9.6 Total Sources $400.0 Total Uses $400.0 Capitalization As Further As of June 30, 2010 Actual As Adjusted(2) Adjusted(3) Cash $54.6 $109.5 $119.1 Debt Secured Bank Debt $1,655.3 $ 1,655.3 $1,573.3 2013 Senior Notes 298.1 296.1 -New Senior Notes — - 400.0 NOK Senior Notes — 84.6 84.6 Total Debt $1,953.4 $2,036.0 $2,057.9 Shareholders’ Book Equity(4) 793.5 765.9 765.9 Total Book Capitalization $2,746.9 $2,801.8 $2,823.8 (1) Assumes tender for 8.5% Senior Notes at 12/15/10 call price. (2) Adjusted for $84.6 million NOK notes issued in September 2010, $2.0 million of Senior Notes bought back in Q3 2010 and payment of $27.7 million dividend in Q3 2010. 4 (3) Adjusted for this offering. (4) Adjusted for $27.7 million of dividend paid in Q3 2010.

Presenting Team Ole B. Hjertaker Chief Executive Officer Magnus T. Valeberg Vice President 5

Company Overview 6

Ship Finance Overview TANKERS OFFSHORE DRYBULK CONTAINER 32 Vessels in service: 32 10Vessels / Rigs: 10 21Vessels in service: 10 9Vessels in service: 8 Newbuildings: 0 Newbuildings: 0 Newbuildings: 11 Newbuildings: 1 NYSE listed and mkt. cap of ~$1.7 billion(1), one of the largest market caps in the shipping industry Long-term contracted base cash flows to high quality charterers Modern and diverse asset base Track record of successful access to bank and capital markets Rated BB/Ba3 (S&P/Moody’s) — Stable outlook 7 (1) SFL share price of $21.42 (November 12, 2010).

The Ship Finance Strategy Increase and Diversify Our Asset Base Maintain and Expand Customer Relationships Pursue Medium to Long-Term Fixed-Rate Charters Profitably Grow and Diversify Business 8

Significant growth and diversification 2004 Fleet Current Fleet(1) % of backlog(2) % of backlog(3) Offshore Tanker& OBO 48% 100% Drybulk 10% Container 5% Tanker 37% 47 Crude oil tankers and OBOs 72 Vessels and Rigs No real market diversification Diversified into seven sectors in four major markets Only one customer 13 customers (1) Includes newbuildings. (2) The Company’s fixed charter backlog as of January 1, 2004. 9 (3) The Company’s fixed charter backlog as of September 30, 2010 including subsequent acquisitions and sale and assuming certain call options are not exercised. Management’s estimate only and may change without notification.

Substantial Charter Backlog $6.8 bn(1) ($ millions) Total charter 800 payments 700 600 $5.9 bn 500 Locked-in 400 EBITDA(2) 300 200 100 11.7 yrs(3) Average charter 0 term 2011 2012 2013 2014 Offshore Tanker Drybulk Container (1) As of September 30, 2010 assuming certain call options are not exercised. Including 5 x 57,000dwt bulkers announced subsequent to quarter-end and excluding future profit share. A full breakdown can be found at: http://www.shipfinance.no/index.php?name=Investor_Relations/lease_overview. (2) Not a U.S.GAAP term - defined as net charter hire less estimated vessel operation expenses. 10 (3) Weighted by charter revenue.

Diversified Portfolio of Long-Term Charters Customer Market Capitalization Remaining Charter Term(1) Private 0-5 yrs < $1bn 3% 5-10 4% 9% yrs 16% $5bn $1-5bn 49% 39% 10 yrs 80% North China Shipping 11 (1) Fixed charter backlog as of September 30, 2010 assuming certain call options are not exercised.

Top Two Counterparties Frontline Ltd. Seadrill Limited $2.2 bn. Market Cap (1) $13.2 bn. Market Cap.(1) 36 vessels 4 drilling rigs • 28 VLCCs(2) and Suezmaxes • Three ultra-deepwater (“UDW”) units • 8 Ore carriers (OBOs)(3) • One modern jack-up drilling rig Long-term charters Long-term charters • Average 10 years remaining • Average 13 years remaining • Fixed operational cost at • Sub-chartered to oil majors $6,500/day • Bareboat (no operational cost risk) • Profit split (1) As of November 12, 2010. 12 (2) Including 5 non-double hull VLCC. (3) Originally configured to carry oil/bulk/ore (OBO). Currently operated in the drybulk market only.

2Q-10 Contribution from Projects(1) $184.7 million EBITDA(2) EBITDA(2) / Net Interest Coverage of 4.7x $40.8 million net cash-flow from projects after interest and debt amortization $22.4m $11.4m $39.6m EBITDA $195.7m $184.7m $104.3m $40.8m (3) Fixed-rate Profit OPEX + Net Loan Net charter share G&A interest amort. contribution revenues (1) Not as accounted per US GAAP — used as an internal guideline to assess the Company’s core business. Including pre-paid charter hire attributable to the quarter. 13 (2) EBITDA defined as gross charter hire received less vessel operation expenses and general and administrative expenses. Not a U.S. GAAP term. (3) Ordinary installments relating to the Company’s projects, including normalized amortization on the $725m loan facility.

Access to Credit Markets $725 million refinancing significantly oversubscribed and upsized Demonstrated access to competitive funding even in challenging financial markets Significant capital available from U.S. and European bond markets 14

Industry Dynamics 15

What Happened to Competition? World Orderbook Listed tonnage providers* ex. SFL 800M $6 bn Dwt Market cap 600M $4 bn 400M $2 bn 200M 0M $0 bn 2H 2008 2H 2009 2H 2010 1H 2008 1H 2009 1H 2010 Source: Clarkson research services Source: Bloomberg Shipping bank loans German shipping KG market $50 bn $ $1.5 bn 1.5m New volume New Equity $40 bn $ $1.0 bn 1.0m $30 bn $20 bn $ $0.5 bn 0.5m $10 bn $0 bn $ $0.0 bn 0.0m 1H 2008 1H 2009 1H 2010 1H 2008 1H 2009 1H 2010 Source: Marine Money / Dealogic Source: VGF / Naves 16 *Capital Product Partners, Danaos, DHT, First Ship Lease, Global Ship Lease, Knightsbridge, Pacific Shipping Trust, Rickmers Maritime, Seaspan.

Industry Dynamics Tanker Asset Value(1) Offshore Dayrate ($ millions) $180 $600,000 $160 $500,000 $140 $120 $400,000 $100 $300,000 $80 $60 $200,000 $40 $100,000 $20 VLCC Price Drillship Dayrate $0$ 0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Containership Asset Value(1) Drybulk Carrier Asset Value(1) ($ millions) ($ millions) $60 $80 $70 $50 $60 ($ millions) ($ millions) $60 $80 $70 $50 $60 $40 $50 $30 $40 $30 $20 $20 $10 $10 Sub-Panamax Price Supramax Price $0 $0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 17 Source: Clarkson research services and ODS-Petrodata. (1) Represents 5-year old secondhand value.

Financial Overview 18

Recent Developments $725 million facility significantly oversubscribed and upsized Financing $85 million (NOK 500 million) Senior Unsecured Bond at 5.32% 2 Supramax bulk carriers financed at 80% of the contract price Acquisition of 5 Supramax bulk carriers for $161 million with 8 to 10 year time charters to Glovis Co. Ltd. 4 newbuilding Handysize bulk carriers fixed at 5-year time charters Assets to Hong Xiang Shipping Sold Panamax bulk carrier for $21.5 million following exercise of purchase option from charterer Consolidated operating revenues before profit share: $66 — $69 million 3Q 2010 Net income before profit share: $27 — $30 million Estimate(2) EBITDA(1) before profit share: $167 — $173 million 19 (1) EBITDA defined as gross charter hire received less vessel operation expenses and general and administrative expenses. Not a U.S. GAAP term. (2) Management estimate only, actual results may differ from these estimates.

Historical Operating Performance Gross Charter Hire(1) EBITDA incl. Profit Share(2) ($ millions) ($ millions) 1,050 900 $761m $737m $868m $837m 900 $741m 750 $629m 750 600 $459m $575m 600 450 450 300 300 150 150 0 0 2007 2008 2009 LTM 2007 2008 2009 LTM EBITDA before Profit Share Profit Share Significant cash flow generation driven by asset base expansion Locked-in, fixed cost structure enables high EBITDA margin Potential for incremental cash flows through profit sharing (1) Gross charter hire defined as fixed charter hire plus profit share. 20 (2) EBITDA defined as gross charter hire received less vessel operation expenses and general and administrative expenses. Not a U.S. GAAP term.

26 Quarters with Profit Share 31 vessels generating profit share • 20% profit share of tankers/OBO earnings(1) in excess of base charter rates • More than $500 million in aggregate profit share(2) from 2004 • $80 million per year on average VLCC $/day Spot Market and Profit Share Contribution 150,000 125,000 53 100,000 75,000 34 34 33 30 30 29 50,000 20 20 22 20 17 16 15 15 16 16 14 25,000 14 11 11 8 5 8 5 6 0 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 04 04 04 04 05 05 05 05 06 06 06 06 07 07 07 07 08 08 08 08 09 09 09 09 10 10 Accrued ($ mill.) VLCC Avg. Earnings (Clarkson) (1) Relating to most vessels on charter to Frontline. 21 (2) The profit share is paid on an annual basis. Pro-forma accumulated profit share per quarter based on management estimate. (3) Adjusted 1 month to compensate for estimated time between fixing and loading.

Well Capitalized ($ Millions) Capitalization As Further As of June 30, 2010 Actual As Adjusted(2) Adjusted(3) Cash $54.6 $109.5 $119.1 Debt Secured Bank Debt $1,655.3 $1,655.3 $1,573.3 2013 Senior Notes 298.1 296.1 -New Senior Notes — - 400.0 NOK Senior Notes — 84.6 84.6 Total Debt $ 1,953.4 $2,036.0 $2,057.9 Shareholders’ Book Equity(4) 793.5 765.9 765.9 Total Book Capitalization $2,746.9 $2,801.8 $2,823.8 Total Debt / EBITDA — Consolidated 4.6x Total Debt / EBITDA — Group (5) 5.2x LTM EBITDA / PF Net Interest — Consolidated 4.1x (1) Assumes tender for 8.5% Senior Notes at 12/15/10 call price. (2) Adjusted for $84.6 million NOK notes issued in September 2010, $2.0 million of Senior Notes bought back in Q3 2010 and payment of $27.7 million dividend in Q3 2010. (3) Adjusted for this offering. 22 (4) Adjusted for $27.7 million of dividend paid in Q3 2010. (5) Based on $1.8 billion of debt and $290.8 million incremental EBITDA on the non-consolidated subsidiaries accounted for as Associates under the equity method.

Consolidated Debt Maturity Schedule(1) ($ millions) 500 $396m $400m 400 $311m 300 $233m $220m 200 $155m $89m $81m 100 $59m $14m $15m 0 2H 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Scheduled ordinary loan amortization Amounts to be refinanced Staggered debt maturity profile Fast deleveraging through substantial contracted cash flow Marginal capex commitments(2) of $295 million through 2012 (1) Excludes debt on the non-consolidated subsidiaries accounted for as Associates under the equity method. Adjusted for the refinancing of 2013 Senior notes and two debt 23 facilities with the proceeds of this offering. Assuming that revolving credits are fully drawn. Repayment schedule may change without prior notice. (2) As of September 30, 2010 and including subsequent acquisitions.

Summary ?Long-term contracted base cash flows ?High quality, diverse customer base ?Modern, diverse and valuable assets ?Track record of successful access to bank and capital markets ?Significant potential for additional cash flow through profit sharing 24

Appendix 25

Ship Finance International LIMITED

# Historical EBITDA Reconciliation

($ Millions)

| | Year Ended 12/31 | | | 6 Months Ended 6/30 | | LTM 6/30 |
|---|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2009 | 2010 | 2010 |
| **Reconciliation of net income to EBITDA - Consolidated and EBITDA - Group** | | | | | | |
| Net income | $ 167.7 | $ 181.6 | $ 192.6 | $ 96.2 | $ 100.6 | $ 197.0 |
| Depreciation | 20.6 | 28.0 | 30.2 | 15.0 | 16.0 | 31.2 |
| Interest expense, net | 123.6 | 123.7 | 116.8 | 61.7 | 50.8 | 105.9 |
| Other financial items, net | 0.8 | (2.6) | (0.6) | (1.6) | (1.0) | 0.0 |
| Vessel impairment charge | - | - | 26.8 | 26.8 | - | - |
| Long-term investment impairment charge | - | - | 7.1 | 7.1 | - | - |
| Gain on sale of assets | (41.7) | (17.4) | (24.7) | - | (27.7) | (52.4) |
| Net gain on repurchase of 2013 Senior Notes | - | - | (20.6) | (20.6) | (0.0) | (0.0) |
| Adjustment of derivatives to market value | 12.6 | 54.5 | (12.7) | (13.3) | 13.1 | 13.7 |
| Repayments from investments in direct financing and sales-type leases | 173.2 | 210.3 | 209.4 | 91.5 | 113.4 | 231.3 |
| Less: upfront payments on certain charters | - | - | (40.5) | - | (40.4) | (80.9) |
| **EBITDA - Consolidated** | **$ 456.8** | **$ 578.1** | **$ 483.8** | **$ 262.8** | **$ 224.8** | **$ 445.8** |
| Less: equity in earnings of associated companies | $ (0.9) | $ (22.8) | $ (75.6) | $ (39.4) | $ (36.2) | $ (72.4) |
| Total operating revenues - Associates | 2.2 | 44.8 | 150.5 | 77.3 | 70.3 | 143.5 |
| Repayments from investments in direct financing and sales-type leases - Associates | 1.4 | 28.5 | 203.1 | 93.7 | 110.3 | 219.7 |
| Vessel operating expenses - Associates | (0.0) | (0.3) | (0.1) | (0.1) | (0.0) | (0.1) |
| **EBITDA - Group** | **$ 459.5** | **$ 628.3** | **$ 761.7** | **$ 394.3** | **$ 369.2** | **$ 736.6** |
| **Reconciliation of Total Debt - Consolidated to Total Debt - Group** | | | | | | |
| Total Debt - Consolidated | $ 2,270.0 | $ 2,595.5 | $ 2,136.0 | $ 2,355.2 | $ 1,953.4 | $ 1,953.4 |
| Total Debt - Associates | 20.6 | 1,849.8 | 1,890.5 | 2,000.7 | 1,775.9 | 1,775.9 |
| **Total Debt - Group** | **$ 2,290.6** | **$ 4,445.3** | **$ 4,026.4** | **$ 4,355.9** | **$ 3,729.3** | **$ 3,729.3** |

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Ship Finance International Limited 27